# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC  20549

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   

Commission file number 333-27429

## THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

## ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

| Ohio | 34-1747603 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 5025 Swetland Court, Cleveland, Ohio | 44143-1467 |
| (Address of principal executive offices) | (Zip Code) |

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

# THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2005

## TABLE OF CONTENTS

Report of Reznick Group, P.C., Independent
                                   Registered Public Accounting Firm

To Participants and Administrator of the AERC 401(K) Savings
Plan and Trust

        We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the
"Plan") as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the
supplemental schedule as of December 31, 2005, as listed in the accompanying contents.  These
financial statements are the responsibility of the Plan's management.  Our responsibility is to
express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States).  Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements.  An audit also includes assessing the accounting principles
used and significant estimates made by management, as well as evaluating the overall financial
statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material
respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as
of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the
year ended December 31, 2005 in conformity with accounting principles generally accepted in the
United States of America.

        Our audits were made for the purpose of forming an opinion on the basic financial statements
taken as a whole.  The supplemental schedule of assets held for investment as of December 31,
2005, is presented for the purpose of additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act
of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the
audits of the basic financial statements and, in our opinion, is fairly stated in all material respects
in relation to the basic financial statements taken as a whole.


/s/ Reznick Group, P.C.
Bethesda, Maryland
May 19, 2006

Table of Contents

**The AERC 401(K) Savings Plan and Trust**

**STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS**

**December 31, 2005 and December 31, 2004**

|  | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Investments, participant directed (See Note C) | $ 7,551,606 | $ 7,202,693 |
| Receivables: | | |
|    Employer contribution | - | 5,109 |
|    Participant contributions | - | 31,962 |
|      Total receivables | - | 37,071 |
| Total Assets | $ 7,551,606 | $ 7,239,764 |

The accompanying notes are an integral part of this statement.

**The AERC 401(K) Savings Plan and Trust**

**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS**

**Year ended December 31, 2005**

Additions to net assets attributed to:

Investment income

| | | |
|---|---|---|
| Net appreciation in fair value of investments (Note C) | | $ 233,226 |
| Interest and dividends | | 83,268 |
| Contributions | | |
| Employer | $ 134,247 | |
| Participants | 963,055 | 1,097,302 |
| Total additions | | 1,413,796 |

Deductions from net assets attributed to:

| | |
|---|---|
| Benefits paid to participants | 1,092,337 |
| Expenses paid | 9,617 |
| Total deductions | 1,101,954 |
| NET INCREASE | 311,842 |

Net assets available for plan benefits

| | |
|---|---|
| Beginning of year | 7,239,764 |
| End of year | $7,551,606 |

The accompanying notes are an integral part of this statement.

Table of Contents

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2005**

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.      Investment Valuation and Income Recognition

Participant notes receivable are valued at cost, which approximates fair value.  The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value which approximates fair value (Note D).  Quoted market prices are used to value investments.  Units of pooled separate accounts are valued at the net asset value of the units held by the Plan at year end.

Purchases and sales of investments are recorded on a trade date basis.  Investment income is recorded as earned and reinvested in the Plan.

2.      Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

3.      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

4.      Payment of Benefits

Benefits are recorded when paid.

**The AERC 401(K) Savings Plan and Trust**

## NOTES TO FINANCIAL STATEMENTS (Continued)

### December 31, 2005

## NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law. Effective May 1, 2004, the Plan was amended and restated and Prudential Retirement Insurance and Annuity Company ("Prudential") replaced Scudder, Stevens & Clark ("Scudder") as trustee, administrator, and custodian of the Plan ("Trustee"). Plan assets transferred to the new Trustee were transferred into investment options comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning April 19, 2004, and continued through May 14, 2004. During this period, funds could not be applied to the employee selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period employee contributions continued to be made through payroll deductions.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of their gross wages. Participants may elect to contribute up to 25% of their gross wages and currently have the option of investing their accounts between twenty different investment options. The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and eighteen different pooled separate accounts. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $3,064 and $143, respectively. These accounts will be used to reduce future employer contributions. Also, in 2005 and 2004, employer contributions were reduced by $6,815 and $8,529, respectively and expenses were increased by $245 and $0, respectively from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

7

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS (Continued)**

**December 31, 2005**

### NOTE C - INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2005 and 2004, respectively. The following table presents the fair value of the investments.  Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments

| | December 31, 2005 Fair Value | December 31, 2004 Fair Value |
|---|---|---|
| Investment at fair value as determined by Prudential | | |
| Guaranteed Income Fund | $    1,434,802 | $    1,279,521 |
| Dryden S&P 500 Index Fund | 1,802,876 | - |
| Core Bond Fund | 558,249 | 625,266 |
| Balanced Fund | 857,268 | 787,527 |
| Large Cap Value Fund | 1,538,047 | 1,495,688 |
| Associated Estates Realty Corporation Stock Fund | 465,137 | 472,899 |
| Other | 895,227 | 2,541,792 |
| | $    7,551,606 | $    7,202,693 |

During the year ended December 31, 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $233,226 as follows:

| | |
|---|---|
| Pooled separate accounts | $      290,106 |
| Common Stock | (56,880) |
| | $      233,226 |

8

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS (Continued)**

**December 31, 2005**

### NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2004, the Plan entered into a benefit-responsive contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by PRIAC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.5 percent for 2005. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.

### NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2005, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 5% to 9%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

### NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

### NOTE G - PARTY-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2005, the Plan purchased AERC common stock at a cost of $79,336. The fair value of AERC common stock included in investments at December 31, 2005 and 2004 was $465,137 and $472,899, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential. Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for the investment management services provided by Prudential amounted to $9,617 and $12,459, respectively for the years ended December 31, 2005 and 2004.

**The AERC 401(K) Savings Plan and Trust**

**NOTES TO FINANCIAL STATEMENTS (Continued)**

**December 31, 2005**

**NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500**

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

|  | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Net assets available for plan benefits per the financial statements | $ 7,551,606 | $ 7,239,764 |
| Amounts allocated to withdrawing participants | - | (17,607) |
| Net assets available for plan benefits per Form 5500 | $ 7,551,606 | $ 7,222,157 |

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

| | |
|---|---|
| Benefits paid to participants per the financial statements | $ 1,092,337 |
| Add: Amounts allocated to withdrawing participants at December 31, 2005 | - |
| Less: Amounts allocated to withdrawing participants at December 31, 2004 | (17,607) |
| Benefits paid to participants per Form 5500 | $ 1,074,730 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but have not yet been paid as of that date.

**SUPPLEMENTAL INFORMATION**

**THE AERC 401(K) SAVINGS PLAN AND TRUST**

**FORM 5500 SCHEDULE H - ITEM IV(I)**
**SCHEDULE OF ASSETS HELD FOR INVESTMENT**

**DECEMBER 31, 2005**

| Identity of Party Involved | Description | Maturity | Interest Rate | Fair Value |
|---|---|---|---|---|
| Prudential | Guaranteed Income Fund | N/A | N/A | $ 1,434,802 |
| Prudential | Core Bond Fund | N/A | N/A | 558,249 |
| Prudential | LN AP | N/A | N/A | 59 |
| Prudential | High Yield Bond/Caywood-Scholl Fund | N/A | N/A | 30,620 |
| Prudential | Balanced Fund | N/A | N/A | 857,268 |
| Prudential | CIGNA Lifetime20 | N/A | N/A | 20,712 |
| Prudential | CIGNA Lifetime30 | N/A | N/A | 9,363 |
| Prudential | CIGNA Lifetime40 | N/A | N/A | 21,701 |
| Prudential | CIGNA Lifetime50 | N/A | N/A | 21,117 |
| Prudential | CIGNA Lifetime60 | N/A | N/A | 2,762 |
| Prudential | Large Cap Value Fund | N/A | N/A | 1,538,047 |
| Prudential | Lord Abbett Affiliated Fund | N/A | N/A | 95,412 |
| Prudential | S & P 500 Index Fund | N/A | N/A | 1,802,876 |
| Prudential | American Century Ultra Account | N/A | N/A | 33,449 |
| Prudential | American Century Equity Income Fund | N/A | N/A | 8 |
| Prudential | Ivy Small Cap Growth Fund | N/A | N/A | 184,508 |
| Prudential | International Growth/Artisan Partners Fund | N/A | N/A | 175,260 |
| Prudential | Cohen & Steers Equity Realty Income | N/A | N/A | 57,499 |
| AERC | Stock Fund | N/A | N/A | 465,137 |
| Prudential | Mid Cap Value | N/A | N/A | 52,941 |
| Participant loans | Participant loans | Various | 5%-9% | 189,816 |

Table of Contents                                         **SIGNATURES**

       Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE AERC 401(K) SAVINGS
PLAN AND TRUST


| Signature | Title | Date |
| --- | --- | --- |
| /s/ Jeffrey I. Friedman<br>Jeffrey I. Friedman | Individual | June 28, 2006 |
| /s/ Lou Fatica<br>Lou Fatica | Individual | June 28, 2006 |
| /s/ Kara Florack<br>Kara Florack | Individual | June 28 , 2006 |

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